EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 30, 2013
Item 3	News Release The news release dated October 30, 2013 was disseminated through Marketwire and filed on SEDAR on October 30, 2013.
Item 4	Summary of Material Change Pretivm reported the results from 10 underground holes drilled as part of continued exploration drilling in the Valley of the Kings.
Item 5
Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the results from 10 underground holes drilled as part of continued exploration drilling in the Valley of the Kings (see Table 1 below for assays).

Selected drill highlights include:

•	Hole VU-355 intersected 201.21 grams of gold per tonne uncut over 12.22 meters, including 4,830 grams of gold per tonne uncut over 0.50 meters;
•	Hole VU-357 intersected 91.84 grams of gold uncut over 16.53 meters, including 2,990 grams of gold per tonne uncut over 0.50 meters;
•	Hole VU-362 intersected 992 grams of gold per tonne uncut over 0.50 meters.

The holes noted above were all drilled in Domain 20 of the Valley of the Kings.  Exploration drilling continues to further define the high-grade gold mineralization in Domain 20 to the east and in the main corridor to the west of the bulk sample area, demonstrating that the mineralization remains open.

For plan and cross section views of the reported drilling please see Schedule “A” attached.

Bulk Sample Update

Over 90% of the bulk sample material excavated as part of the Valley of the Kings Bulk Sample Program (“the Program”) has now arrived at the mill. Processing is continuing on track and expected to be completed by the end of November.  Shipment and sale of the gravity concentrate has commenced, with shipment of the flotation concentrate to commence in November.

Testwork at an independent, certified assay lab has determined from check screen fire assays that coarse gold is reporting to the flotation concentrate and therefore the mill may be under-reporting the grade of gold in the flotation concentrate. Accordingly, screen fire assays will now routinely be completed on all flotation concentrate samples, and the final mill results for the bulk sample will be available after all testwork has been completed. Pretivm is targeting a total of 4,000 ounces of gold to be produced from the 10,000 tonnes of material excavated for the Program.

Exploration and Program Reporting

Assay results will continue to be reported as they are received for underground and surface exploration drilling in the Valley of the Kings, which is expected to conclude in early November.  An updated Mineral Resource estimate for the Valley of the Kings will be prepared based on the 16,789 meters of underground Program drilling, additional underground and surface exploration drilling, and mill results from processing the bulk sample material.  The updated Mineral Resource estimate for the Valley of the Kings, which will include a local model of the bulk sample area, is expected in this quarter.

Independent Qualified Persons from Snowden are responsible for the review and sign–off of the milling and processing component of the Program, and will issue a final report on its completion.

Table 1: Valley of the Kings Drill Results, October 2013 (VU-352 to VU-362)(1,2,3)

Hole No.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
Exploration Drilling from Drill Bay Section 426652 (65 Azimuth)
VU-352	-72/65		76.25	106.91	30.66	10.39	18.76	1 Au sample cut
		or	76.25	106.91	30.66	14.84	18.76	Uncut
		incl	76.25	76.75	0.50	164.50	96.00
		incl	106.41	106.91	0.50	703.00	556.00	Uncut
			116.50	131.50	15.00	4.35	29.56
		incl	119.00	119.50	0.50	22.50	36.90
VU-353	-58/65		57.00	84.03	27.03	9.81	7.31
		incl	66.52	67.02	0.50	28.70	35.80
		incl	73.82	74.32	0.50	409.00	162.00
			88.50	113.60	25.10	1.58	62.59
VU-354	-41/65		34.34	47.00	12.66	17.97	20.99	1 Au sample cut
		or	34.34	47.00	12.66	39.34	20.99	Uncut
		incl	45.62	46.12	0.50	971.00	452.00	Uncut
			69.00	87.50	18.50	1.48	8.28

VU-355	-23/65		26.30	38.52	12.22	21.18	112.64	1 Au sample cut
		or	26.30	38.52	12.22	201.21	112.64	Uncut
		incl	26.80	27.30	0.50	4,830	2,610	Uncut
		incl	37.22	37.72	0.50	65.90	90.50
			69.00	75.00	6.00	5.84	13.35
VU-356	-11/65		16.35	16.85	0.50	91.80	44.90
			27.00	39.99	12.99	3.72	3.25
		incl	39.49	39.99	0.50	73.20	22.30
			80.80	85.80	5.00	7.05	18.30
			84.30	84.80	0.50	49.50	91.60
VU-357	1/65		3.00	4.50	1.50	26.70	19.00
			29.97	46.50	16.53	14.40	38.25	1 Au sample cut
		or	29.97	46.50	16.53	91.84	38.25	Uncut
		incl	29.97	30.47	0.50	2,990	1,150	Uncut
			65.50	67.00	1.50	10.16	16.80
			100.50	105.66	5.16	10.77	85.61
		incl	104.66	105.16	0.50	93.80	99.50
VU-358	33/65		8.08	10.08	2.00	108.49	132.75	1 Au sample cut
		or	8.08	10.08	2.00	222.74	132.75	Uncut
		incl	9.08	9.58	0.50	887.00	514.00	Uncut
			52.18	52.68	0.50	20.40	12.60
Exploration Drilling from Drill Bay Section 426700 (200 Azimuth)
VU-359	-41/200		27.00	56.45	29.45	14.36	16.98	1 Au sample cut
		or	27.00	56.45	29.45	17.48	16.98	Uncut
		incl	37.43	37.93	0.50	614.00	382.00
		incl	55.95	56.45	0.50	329.00	285.00
VU-360	-53/200		20.70	30.09	9.39	1.38	19.67
			35.54	49.00	13.46	20.66	31.59	1 Au sample cut
		or	35.54	49.00	13.46	27.79	31.59	Uncut
		incl	35.54	36.04	0.50	622.00	296.00	Uncut
		incl	43.00	43.50	0.50	64.90	58.00
			65.58	66.08	0.50	38.80	22.00
			77.49	92.99	15.50	25.38	13.69
		incl	77.49	77.99	0.50	252.00	103.00
		incl	85.08	85.58	0.50	38.40	53.70
		incl	87.28	87.78	0.50	234.00	77.50
		incl	87.78	88.28	0.50	65.90	32.80
		incl	91.32	91.82	0.50	94.10	22.00
		incl	92.49	92.99	0.50	38.10	27.90
			97.95	118.70	20.75	1.96	5.17
VU-361	17/200		20.00	26.75	6.75	18.58	6.96
		incl	25.75	26.75	1.00	107.00	10.80

			41.50	45.00	3.50	9.18	11.65
VU-362	38/200		11.78	26.50	14.72	15.93	22.14	1 Au sample cut
		or	11.78	26.50	14.72	35.02	22.14	Uncut
		incl	14.45	14.95	0.50	992.00	480.00	Uncut
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 430 g/t were cut to 430 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Bulk Sample Program processing.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of November, 2013

Schedule “A”

PLAN VIEW: UNDERGROUND DRILLING

Fragmental Volcanic Rocks
N
6258075 N
6258050 N
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N
Silicified Conglomerate
Polylithic Conglomerate
Volcanic Sediment
Legend
Completed Underground Development
Completed Bulk Sample
Key (g/t Au) Assay intervals
2.5-5.0
5.0-20.0
>20
25 m
426475 E
426500 E
426525 E
426550 E
426575 E
426600 E
426625 E
426650 E
426675 E
426700 E
426750 E

S-1

Plan View: VU-352 to VU-362

N
Fragmental Volcanic Rocks
Polylithic Conglomerate
Volcanic Sediment
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N
426600 E
426625 E
426650 E
426675 E
426700 E
426725 E
426750 E
Legend
Completed Underground Development
Completed Bulk Sample
Key (g/t Au) Assay intervals
2.5-5.0
5.0-20.0
>20
25 m

A-2